                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                   ---------

                        Mine Safety Appliances Company
 ...............................................................................
                               (Name of Issuer)


                          Common Stock, no par value
 ...............................................................................
                        (Title of Class of Securities)


                                  602720 10 4
 ...............................................................................
                                (CUSIP Number)

                                Mary Irene Ryan
                             c/o John T. Ryan III
                        Mine Safety Appliances Company
                                 P.O. Box 426
                        Pittsburgh, Pennsylvania 15230
                                 (412)967-3000
 ...............................................................................
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                August 2, 1995
 ...............................................................................
                     (Date of Event which Requires Filing
                              of this Statement)


    Check the following box if a fee is being paid with this statement [X]
                                                                       ---


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                                                                    Page 1 of 7
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CUSIP NO.  602720 10 4
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- --------------------------------------------------------------------------------


    1)  Name of Reporting Person, S.S No. Mary Irene Ryan (###-##-####)
                                         ------------------------------
- --------------------------------------------------------------------------------


    2)  Check the Appropriate Box if a Member of a Group
        (a)
        (b)    X
           ---------------------------------------------------------------------
- --------------------------------------------------------------------------------


    3)  SEC Use Only
                    -----------------------------------------------------------
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    4)  Source of Funds     OO
                        --------------------------------------------------------
- --------------------------------------------------------------------------------


    5)  Check if Disclosure of Legal Proceedings is Required Pursuant
        to Items
        2(d) or 2(e)
                    -----------------------------------------------------------
- -------------------------------------------------------------------------------


    6)  Citizenship      U.S.A.
                   ------------------------------------------------------------
- -------------------------------------------------------------------------------


   Number of             (7)  Sole Voting Power                 235,456
   Shares Bene-                                --------------------------------
     ficially            ------------------------------------------------------
   Owned by              (8)  Shared Voting Power               538,245
   Reporting                                     ------------------------------
   Person                ------------------------------------------------------
   With                  (9)  Sole Dispositive Power            139,456
                                                    ---------------------------
                         ------------------------------------------------------
                         (10)  Shared Dispositive Power         634,245
                                                       ------------------------
- -------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Reporting Person    773,701
                                                               ----------------
- -------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

        -----------------------------------------------------------------------
- -------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11)       13.4%
                                                          ---------------------
- -------------------------------------------------------------------------------
   14)  Type of Reporting Person     IN
                                -----------------------------------------------

Item 1.  Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.


Item 2.  Identity and Background.

     (a)  Name of Person Filing:  Mary Irene Ryan

     (b) Residence or Business Address: c/o John T Ryan III, Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230.

     (c) Present Principal Occupation:  Housewife.

     (d) During the last five years, the undersigned has not been convicted in a criminal proceeding.

     (e) During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration.

     The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of her qualification as an executor of the Estate of John T. Ryan, Jr. (the "Estate") on August 2, 1995. No funds or other consideration were paid in connection with her qualification as an executor.


Item 4.  Purpose of Transaction.

     See Item 3. The undersigned does not presently have any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer or the disposition of securities of the issuer, other than the exercise of options held by the Estate and the disposition of shares of Common Stock held by the Estate in the course of administering the Estate;

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     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, other than any plans the Board of Directors may have to fill the seat left vacant by the death of John T. Ryan, Jr.;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

(a) The undersigned beneficially owns (as defined in Rule 13d-3) 773,701 shares of Common Stock, or 13.4% of the outstanding Common Stock, of which 200 are shares of Common Stock which the Estate presently has a right to acquire through options held by the Estate.

(b) With respect to the undersigned, see Items (7) through (10) on the cover page. The undersigned has sole voting and dispositive power over 139,456 shares of Common Stock that she owns directly. The undersigned is the beneficiary of an irrevocable inter vivos trust for 96,000 shares of Common Stock for which she has sole voting power and shared dispositive power with the trustee, Mellon Bank, N.A. Voting and dispositive power with respect to 538,045 shares of

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     Common Stock and options for 200 shares of Common Stock held in the
     Estate, of which the undersigned is a co-executor, are shared with John T. Ryan III, as co-executor. The following information with respect to such trustee of the trust and such co-executor is to the best knowledge and belief of the undersigned:

          Mellon Bank, N.A. is a national banking association organized under the laws of the United States of America. Its principal business is that of a bank and trust company. Its principal office and principal business office is located at One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.

          John T. Ryan III is a citizen of the United States of America. His business address is Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is President and Chief Executive Officer of the Company.

          To the knowledge of the undersigned, neither of the above persons has within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of becoming qualified as a co-executor of the Estate on August 2, 1995. The only transactions in Common Stock effected by the undersigned since 60 days prior to that date were exercises of options for Common Stock held by the Estate on August 25, 1995, as follows:


                           Option
                          Price Per
         Shares             Share
       ----------         ---------

           200             $43.875
           200              47.125
           500              40.427
           500              44.000

(d) The undersigned holds an aggregate of 538,245 shares of Common Stock as co-executor of the Estate. Receipt of dividends or proceeds from the sale of shares is for the beneficiaries of the Estate. No beneficiary of the Estate presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of such class.

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(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     The undersigned is a beneficiary of a trust. The trustee shares the power to dispose of the Common Stock held by the trust. The undersigned is also a co-executor of the Estate. The co-executors have the power to vote and to dispose of the Common Stock held by the Estate. The Estate also is party to a stock option agreement with the Company with respect to 200 option shares beneficially owned by the Estate.


Item 7.  Material to be filed as Exhibits.

     The 1990 Non-Employee Directors' Stock Option Plan related to the 200 option shares referred to in Item 6 above is hereby incorporated by reference to Exhibit 10(a) to the Form 10-Q quarterly report of the Company for the fiscal quarter ended June 30, 1994.

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                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   /s/ Mary Irene Ryan
                                                  -----------------------------
                                                  Mary Irene Ryan


  Date: September 26, 1995
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                                  Page 7 of 7